



22006731

ON

SEC Mail Processing

FEB 25 2022

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III ☒

SEC FILE NUMBER
8-37730

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/21** AND ENDING **12/31/21**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Haverford Trust Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3 Radnor Corporate Center, Suite 450

(No. and Street)

Radnor	**PA**	**19087**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Paul S. Rovner	**610-995-8700**	**provner@haverfordquality.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP

(Name – if individual, state last, first, and middle name)

1601 Market Street	**Philadelphia**	**PA**	**19103**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	**185**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, <u>Binney H.C. Wietlisbach</u> , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Haverford Trust Securities, Inc.</u> , as of <u>December 31</u> , 2 <u>021</u> , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
President

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☒ (z) Other: <u>A copy of the SIPC Supplemental Report</u>

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

HAVERFORD TRUST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Haverford Trust Company)

Financial Statements and Supplementary Information
Pursuant to Rule 17a-5 under
the Securities and Exchange Act of 1934

December 31, 2021

(These financial statements should be deemed confidential pursuant to
subparagraph (e)(3) Rule 17a-5)

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Haverford Trust Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Haverford Trust Securities, Inc. (the Company) as of December 31, 2021, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2008.

Philadelphia, Pennsylvania
February 23, 2022

HAVERFORD TRUST SECURITIES, INC.

(A Wholly Owned Subsidiary of The Haverford Trust Company)

Statement of Financial Condition

December 31, 2021

Assets

Cash and cash equivalents	$	4,418,122
Brokerage commissions receivable		36,855
Due from affiliates		2,518
Other assets		25,862
Total assets	$	4,483,357

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses and other liabilities		28,416
Total liabilities		28,416
Stockholder's equity:		
Common stock, $1 par value. Authorized 10,000 shares; issued and outstanding 100 shares		100
Additional paid-in capital		49,900
Retained earnings		4,404,941
Total stockholder's equity		4,454,941
Total liabilities and stockholder's equity	$	4,483,357

See accompanying notes to statement of financial condition.

(1) Business and Organization

Haverford Trust Securities, Inc. (the Company) is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated in 1987 and generally provides brokerage services as the introducing broker to clients of The Haverford Trust Company (HTC), the parent company.

All of the outstanding stock of the Company is owned by HTC, a state-chartered trust company and commercial bank under the laws of the Commonwealth of Pennsylvania. Effective April 1, 2010, the sole stockholder and founder of HTC, George W. Connell, created Drexel Morgan & Co., a Pennsylvania corporation, to become a bank holding company and 100% owner of HTC.

Considerations Related to COVID-19

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic. The COVID-19 pandemic and the efforts to contain the outbreak have led to significant economic disruption, including volatility in financial markets, declines in interest rates, labor shortages, supply chain interruptions and reduced economic activity. Despite improvements in the global economy since the onset of the pandemic, the emergence of the Delta and Omicron variants and other mutations bring uncertainty to continued economic recovery.

The Company cannot at this time accurately predict what effects these conditions will have on its operations and financial condition, due to the uncertainties relating to the severity and duration of the pandemic, the effect on its customers, employees and vendors and the length of the restrictions and closures imposed by various governments.

(2) Summary of Significant Accounting Policies

The following significant accounting policies are in conformity with accounting principles generally accepted in the United States of America for brokers and dealers in securities. These policies are consistently followed by the Company in the preparation of its financial statement.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(a) Related-Party Transactions

A significant percentage of the Company's operating activities are directed by The Haverford Trust Company. Therefore, the Company's operations are almost entirely dependent on decisions made by HTC.

The Company reimburses HTC pursuant to a written agreement for its proportionate share of office space, certain compensation and related benefits, office supplies, and other shared corporate expenses. The founder of the Company who is also sole stockholder of Drexel Morgan & Co. receives payments for business development and other services provided to the Company. As of December 31, 2021, due

from affiliates was $2,518 and represented an amount owed to the Company from HTC related to the year-end settle-up of allocated expenses pursuant to the expense sharing agreement described above.

(b) *Cash and Cash Equivalents*

The Company defines cash and cash equivalents as highly liquid investments with maturities of less than ninety days that are not held for sale in the ordinary course of business. The carrying amount of cash equivalents in the statement of financial condition approximates its fair value. Included within cash and cash equivalents is a $25,000 deposit with the clearing broker. This represents good and free funds to assure compliance with representations, agreements, and indemnifications in the agreement between the Company and the clearing broker.

(c) *Income Taxes*

The Company is taxed as an S-corporation for both federal income tax purposes and Pennsylvania state income tax purposes. Therefore, there is no provision for income taxes.

The Company evaluates the S-corporation's tax positions to determine if they meet the minimum thresholds for financial statement recognition of the benefits of uncertain tax positions taken or expected to be taken in filing tax returns. Recognition of tax benefits of an uncertain tax position is required only when the position is "more likely than not" to be sustained assuming examination by taxing authorities. The Company has evaluated the S-corporation's tax positions taken or expected to be taken on income tax returns for all open periods and has concluded that no provision for income tax is required in the S-corporation's financial statements. The S-corporation's federal and state tax returns for tax years for which the applicable statutes of limitations have not expired (years 2018-2021) are subject to examination by the various jurisdictions.

(3) **Fair Value Measurement**

The Financial Accounting Standards Board's ASC 820-10, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.

ASC 820-10 describes three levels of inputs that may be used to measure fair value:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2 – Inputs are other-than-quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuations are observed from unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.



HAVERFORD TRUST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Haverford Trust Company)

Notes to Statement of Financial Condition

December 31, 2021

The Company did not have any assets or liabilities reported at fair value on a recurring or nonrecurring basis required to be disclosed under ASC 820-10 as of December 31, 2021.

(4) Concentrations

Substantially all of the Company's cash and cash equivalents are deposited at one financial institution.

Brokerage commissions receivable of $36,855 are due from the Company's clearing broker.

(5) Agreement with Clearing Broker

The Company has entered into an agreement with a broker (the clearing broker) to execute securities transactions on behalf of its customers. The Company clears all of its securities transactions through this clearing broker, in an arrangement that is fully disclosed to its customers. The clearing broker remits commission revenue to the Company net of fees for clearing and other services. Substantially all revenue reported by the Company for 2021 resulted from this relationship. Full payment of the $36,855 receivable at December 31, 2021 was received from the clearing broker in January 2022.

Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses sustained or incurred by either the Company or the clearing broker that result from an introduced account's failure to fulfill its contractual obligations. The potential loss exposure related to these obligations is not limited. During 2021, the Company did not incur any such expenses, and there was no such liability as of December 31, 2021.

(6) Subsequent Events

The Company has evaluated subsequent events through February 22, 2022, the date the financial statements were available to be issued.

(7) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. The Company had net capital of $4,385,152 at December 31, 2021, which was in excess of its required net capital of $50,000. The Company's percentage of aggregate indebtedness to net capital was 0.59% at December 31, 2021.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. Therefore, the Company claims exemption from the reserve and possession or control provisions under Rule 15c3-3 of the Securities Exchange Act of 1934 under the exemption allowed by Paragraph (k)(2)(ii) of that rule.